SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)     Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan
(ii)    Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Annual Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 14.22	2
		(ii)	GBP 13.72	1,000
d)	Aggregated information - Aggregated volume - Price	1,002 GBP 13.97
e)	Date of the transaction(s)	2016-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipt ("ADR") GB0007099541
b)	Nature of the transaction(s)	Acquisition of ADRs in respect of dividends accruing to deferred share awards under the Prudential Annual Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 35.94	1,058
d)	Aggregated information - Aggregated volume - Price	1,058 USD 35.94
e)	Date of the transaction(s)	2016-10-04
f)	Place of the transaction(s)	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)     Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan
(ii)    Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Annual Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 14.22	14
		(ii)	GBP 13.72	999
d)	Aggregated information - Aggregated volume - Price	1,013 GBP 13.97
e)	Date of the transaction(s)	2016-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Foley
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)     Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan
(ii)    Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Annual Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 14.22	3
		(ii)	GBP 13.72	1,337
d)	Aggregated information - Aggregated volume - Price	1,340 GBP 13.97
e)	Date of the transaction(s)	2016-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Penny James
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Annual Incentive Plan and the Group Deferred Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 13.72	213
d)	Aggregated information - Aggregated volume - Price	213 GBP 13.72
e)	Date of the transaction(s)	2016-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Barry Stowe
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipt ("ADR") GB0007099541
b)	Nature of the transaction(s)	Acquisition of ADRs in respect of dividends accruing to deferred share awards under the Prudential Annual Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 35.94	801
d)	Aggregated information - Aggregated volume - Price	801 USD 35.94
e)	Date of the transaction(s)	2016-10-04
f)	Place of the transaction(s)	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tony Wilkey
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)     Acquisition of shares under the dividend re-investment associated with the Prudential Corporation Asia All Employee Share Purchase Plan
(ii)    Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Annual Incentive Plan and the PCA Deferred Bonus Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 13.86	5
		(ii)	GBP 13.72	925
d)	Aggregated information - Aggregated volume - Price	930 GBP 13.79
e)	Date of the transaction(s)	2016-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tony Wilkey
2	Reason for the notification
a)	Position/status	Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Sale of shares under the Prudential Corporation Asia All Employee Share Purchase Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 14.21	559
d)	Aggregated information - Aggregated volume - Price	559 GBP 14.21
e)	Date of the transaction(s)	2016-10-05
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Julian Adams
2	Reason for the notification
a)	Position/status	Group Regulatory and Government Affairs Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)     Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan
(ii)    Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Annual Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 14.22	2
		(ii)	GBP 13.72	245
d)	Aggregated information - Aggregated volume - Price	247 GBP 13.97
e)	Date of the transaction(s)	2016-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Raghu Hariharan
2	Reason for the notification
a)	Position/status	Director of Strategy & Capital Market Relations (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)     Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan
(ii)    Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Group Deferred Bonus Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 14.22	3
		(ii)	GBP 13.72	127
d)	Aggregated information - Aggregated volume - Price	130 GBP 13.97
e)	Date of the transaction(s)	2016-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jonathan Oliver
2	Reason for the notification
a)	Position/status	Group Communications Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)     Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan
(ii)    Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Annual Incentive Plan and the Group Deferred Bonus Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 14.22	7
		(ii)	GBP 13.72	74
d)	Aggregated information - Aggregated volume - Price	81 GBP 13.97
e)	Date of the transaction(s)	2016-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Porter
2	Reason for the notification
a)	Position/status	Group General Counsel & Company Secretary (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)
(i)     Acquisition of shares under the dividend re-investment associated with the Prudential Group Share Incentive Plan
(ii)    Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Annual Incentive Plan and the Group Deferred Bonus Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 14.22	5
		(ii)	GBP 13.72	218
d)	Aggregated information - Aggregated volume - Price	223 GBP 13.97
e)	Date of the transaction(s)	2016-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tim Rolfe
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares in respect of dividends accruing to deferred share awards under the Prudential Annual Incentive Plan and the Group Deferred Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 13.72	274
d)	Aggregated information - Aggregated volume - Price	274 GBP 13.72
e)	Date of the transaction(s)	2016-10-04
f)	Place of the transaction(s)	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Howard Davies
2	Reason for the notification
a)	Position/status	Non-Executive Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction(s)	Acquisition of shares under the Dividend Re-investment Plan for ordinary shareholders
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 13.9498	83
d)	Aggregated information - Aggregated volume - Price	83 GBP 13.9498
e)	Date of the transaction(s)	2016-10-05
f)	Place of the transaction(s)	London Stock Exchange

Additional information
Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.
Contact
Jennie Webb, Share Plans Manager, +44 (0)20 7548 2027
Chris Smith, Deputy Group Secretary, +44 (0)20 7548 2115
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 06 October 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary